UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 1-14840

AMDOCS LIMITED
(Exact Name of Registrant as Specified in Its Charter)

Hirzel House, Smith Street,
St. Peter Port, Guernsey, GY1 2NG

Amdocs, Inc.
625 Maryville Centre Drive, Suite 200

Saint Louis, Missouri 63141
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

AMDOCS LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, JANUARY 30, 2026

To the Shareholders:

The annual general meeting of shareholders of Amdocs Limited will be held at 11:00 a.m., local time, on Friday, January 30, 2026, at the Amdocs offices at 185 Hudson Street, floor no. 27, Suite 2700, Jersey City, NJ 07311, for the following purposes:

1.
To approve the election of each of the following 10 individuals to serve as directors of Amdocs Limited until the next annual general meeting of shareholders or until his or her earlier resignation or removal or until his or her respective successor is elected and qualified (Proposal I);

Eli Gelman

Robert A. Minicucci

Adrian Gardner

Rafael de la Vega

John A. MacDonald

Yvette Kanouff

Sarah Ruth Davis

Amos Genish

Véronique Morali

Shuky Sheffer

2.
To approve an amendment to the Amdocs Limited 2023 Employee Share Purchase Plan to increase the number of ordinary shares reserved for issuance thereunder by 2,200,000 shares (Proposal II);
3.
To approve an increase in the dividend rate under our quarterly cash dividend program from $0.527 per share to $0.569 per share (Proposal III);
4.
To approve our Consolidated Financial Statements for the fiscal year ended September 30, 2025 (Proposal IV); and
5.
To ratify and approve the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2026, and until the next annual general meeting, and authorize the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services (Proposal V).

Our shareholders will also act on such other business as may properly come before the annual general meeting.

The Board of Directors has fixed the close of business on December 2, 2025 as the record date for the determination of our shareholders entitled to notice of, and to vote on the matters proposed at, the annual general meeting and any adjournments thereof.

By Order of the Board of Directors

By:	/s/ Matthew E. Smith
	Name:	Matthew E. Smith
	Title:	Secretary

YOUR VOTE IS IMPORTANT

ALL SHAREHOLDERS OF AMDOCS LIMITED (WHETHER THEY EXPECT TO ATTEND THE ANNUAL GENERAL MEETING OR NOT) ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN PROMPTLY THE PROXY CARD ENCLOSED WITH THIS NOTICE. IF YOU ARE THE RECORD HOLDER OF YOUR ORDINARY SHARES, YOU CAN ALSO AUTHORIZE THE VOTING OF YOUR SHARES OVER THE INTERNET OR BY TELEPHONE AS PROVIDED IN THE INSTRUCTIONS SET FORTH ON THE ENCLOSED PROXY CARD. YOU CAN CHANGE YOUR VOTE AND REVOKE YOUR PROXY AT ANY TIME BEFORE THE POLLS CLOSE AT THE ANNUAL GENERAL MEETING BY FOLLOWING THE PROCEDURES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT.

1. A proxy card for the annual general meeting for the fiscal year ended September 30, 2025 is enclosed and our Annual Report on Form 20-F is available on our website at www.amdocs.com/proxy or by request. The proxy card shall be delivered to our Secretary, in care of our principal U.S. subsidiary, Amdocs, Inc., by delivery to our transfer agent, Equiniti Trust Company, LLC (formerly known as American Stock Transfer & Trust Company, LLC) at EQ - Automated Scanning Team/Proxy Dept., 1110 Centre Point Curve, Suite 101, Mendota Heights, MN 55120-4100, as soon as possible.

2. Shareholders are entitled to appoint another person as proxy to exercise all or any rights to attend and to speak and vote at a meeting of the Company. A shareholder may appoint more than one proxy in relation to a meeting provided that each proxy is appointed to exercise the rights in respect of different shares held by such shareholder.

3. The quorum for the annual general meeting shall be two shareholders or more holding a majority of the ordinary shares outstanding as of the record date. If within 30 minutes from the appointed time for the annual general meeting, a quorum is not present, it shall stand adjourned to any other time and any other place as determined by the Chairman of the annual general meeting. It shall not be necessary to notify any shareholder of any adjournment of less than 20 days, not counting the day when notice is given or deemed to be given and the day of the adjourned meeting, if the time and place of the adjourned meeting are announced at the annual general meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting.

4. Every shareholder present in person or by proxy shall have one vote for each ordinary share held by him, her or it.

NOTICE-AND-ACCESS

This year, the Company is adopting the U.S. practice of ‘notice-and-access’ to deliver its proxy materials to its shareholders. Instead of mailing a traditional full set of proxy materials, notice-and-access gives us the option to mail a notice of internet availability of proxy materials (the “Notice of Internet Availability”) to shareholders, directing them to a website to access electronic copies of the proxy materials. As a shareholder, you also have the option to request certain proxy materials after receiving the Notice of Internet Availability. The Company anticipates that use of the notice-and-access will benefit the Company by reducing the postage and material costs associated with the printing and mailing of the proxy-related materials and will also reduce the environmental impact of such actions.

AMDOCS LIMITED

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, JANUARY 30, 2026

References in this Proxy Statement to “Amdocs,” “we,” “our” and “us” refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors.

This Proxy Statement and the accompanying proxy are being furnished to shareholders of Amdocs Limited, a company organized under the laws of Guernsey, in connection with the solicitation by its Board of Directors of proxies from holders of its outstanding ordinary shares, par value £0.01 per share, for use at the annual general meeting of shareholders to be held at 11:00 a.m., local time, on Friday, January 30, 2026, at the Amdocs offices at 185 Hudson Street, floor no. 27, Suite 2700, Jersey City, NJ 07311, or at any adjournments thereof (the “General Meeting”).

This Proxy Statement and the accompanying proxy are first being mailed or delivered to our shareholders on or about December 16, 2025.

At the General Meeting, the holders of our ordinary shares as of the close of business on December 2, 2025 (the “Record Date”) will be asked to take the following actions:

1. Elect 10 directors to serve until the next annual general meeting of shareholders or until their earlier resignation or removal or successors are elected and qualified (Proposal I);

2. Approve an amendment to the Amdocs Limited 2023 Employee Share Purchase Plan to increase the number of ordinary shares reserved for issuance thereunder by 2,200,000 shares (Proposal II);

3. Approve an increase in the dividend rate under our quarterly cash dividend program from $0.527 per share to $0.569 per share (Proposal III);

4. Approve our Consolidated Financial Statements for the fiscal year ended September 30, 2025 (Proposal IV); and

5. Ratify and approve the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2026, and until the next annual general meeting, and authorize the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services (Proposal V).

The proxy confers discretionary authority with respect to any amendments or modifications of proposals that properly may be brought before the General Meeting. As of the date hereof, we are not aware of any such amendments or modifications or other matters to be presented for action at the General Meeting. However, if any other matters properly come before the General Meeting, the proxies solicited hereby will be exercised on such matters in accordance with the reasonable judgment of the proxy holders.

As of the Record Date, Amdocs had outstanding 107,949,539 ordinary shares (net of treasury shares). Each ordinary share is entitled to one vote on all matters presented at the General Meeting. Only holders of record of ordinary shares at the close of business on the Record Date are entitled to notice of, and to vote at, the General Meeting. Votes cast in person or by proxy at the General Meeting will be tabulated by the inspector of elections appointed for the General Meeting who will also determine whether a quorum is present for the transaction of business. Two or more shareholders of record, together holding a majority of our outstanding ordinary shares present in person or represented by proxy, shall constitute a quorum for purposes of the General Meeting.

Approval of Proposals I, II, III, IV and V requires the affirmative vote of a majority of our ordinary shares voted in person or by proxy at the General Meeting.

The enclosed proxy provides that each shareholder may specify that his, her or its ordinary shares be voted “for,” “against” or “abstain” from voting for each of the director nominees named in Proposal I and with respect to each of Proposals II, III, IV and V. If proxies in the accompanying form are properly executed and returned, the ordinary shares represented thereby will be voted in the manner specified therein. If not otherwise specified, in the reasonable discretion of the proxy holders, the ordinary shares represented by a proxy will be voted FOR each of the proposals.

Proxies will not be counted as voting in respect of any matter as to which abstention is indicated, but abstentions will be counted as ordinary shares that are present for purposes of determining whether a quorum is present at the General Meeting. Nominees who are members of the New York Stock Exchange, or the NYSE, and who, as brokers, hold ordinary shares in “street name” for customers have, by NYSE rules, the authority to vote on certain items in the absence of instructions from their customers, the beneficial owners of the ordinary shares. If such nominees or brokers indicate that they do not have authority to vote shares as to a particular matter (the “Broker Non-Votes”), we will not count those votes in favor of such matter. Broker Non-Votes will be counted as ordinary shares that are present for purposes of determining whether a quorum is present.

Shareholders of record are entitled to appoint one or more proxies to attend and vote at the General Meeting in their stead. If a shareholder of record elects to appoint a proxy other than by using the enclosed proxy card (or by internet or telephone as provided in the instructions set forth in the enclosed proxy card), the shareholder must deliver such proxy, together with a power of attorney or other authority, at or before the General Meeting on January 30, 2026. We strongly encourage our shareholders to use the enclosed proxy card or to authorize the voting of their shares over the internet or by telephone as provided in the instructions set forth in the enclosed proxy card.

Any shareholder giving a proxy may revoke it at any time before it is exercised at the General Meeting by:

•
Filing with our Secretary, in care of our principal U.S. subsidiary, Amdocs, Inc. (at the address that appears on the last page of this Proxy Statement), written notice of such revocation bearing a later date than the proxy or a subsequent proxy relating to the same ordinary shares, provided that such proxy or subsequent proxy shall be deposited at such address at least 48 hours before the scheduled General Meeting or adjournment thereof, as the case may be; or
•
Attending the General Meeting and voting in person (although attendance at the General Meeting will not in and of itself constitute revocation of a proxy).

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 30, 2026

This proxy statement and the 2025 Annual Report to Shareholders are available for viewing, printing and downloading at www.amdocs.com/proxy.

You may also request a copy of the materials relating to our annual general meeting, including this proxy statement and form of proxy for our annual general meeting, and our Annual Report on Form 20-F for the fiscal year ended September 30, 2025 by contacting our investor relations department by telephone at (314) 212-8328 or by e-mail at dox_info@amdocs.com.

IMPORTANT

Whether or not you attend the General Meeting, your vote is important. Accordingly, you are asked to sign and return the accompanying proxy regardless of the number of ordinary shares you own. If you are the record holder of your ordinary shares, you can also authorize the voting of your shares over the internet or by telephone as provided in the instructions set forth on the enclosed proxy card. Ordinary shares can be voted at the General Meeting only if the holder is present or represented by proxy.

PROPOSAL I

ELECTION OF DIRECTORS

Ten (10) directors currently serve on our Board of Directors. As set forth below, the Board of Directors has nominated ten (10) individuals as nominees for election as directors at the General Meeting, all of whom are incumbent directors. All directors hold office until the next annual meeting of our shareholders, which generally is in January or February of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.

Due to the global and versatile nature of the Company’s business, the Board of Directors believes it is important to consider diversity of race, ethnicity, gender, age, education, cultural background and professional experiences in evaluating board candidates in order to provide practical insights and diverse perspectives. In addition, the Board of Directors has established a mandatory retirement age of 73 for directors. No person of or over the age of 73 years shall be nominated or elected to start a new term as director, unless the Chairman of the Board of Directors recommends to the Board of Directors, and the Board of Directors determines, to waive the retirement age for a specific director in exceptional circumstances. Once the waiver is granted, it must be reconsidered annually for it to stay in effect. In November 2025, Mr. de la Vega and Mr. Minicucci were granted one-year waivers to continue as directors past the age of 73 years and until the annual general meeting of shareholders in 2027 in light of the circumstances presented to the Board of Directors, including their exceptional industry experience and value to the Board, as well as the current global business and market environment.

Ordinary shares represented by proxies returned duly executed will be voted, unless otherwise specified, in favor of the ten (10) nominees for the Board of Directors named below. If any or all of such persons should be unable to serve, the persons named in the enclosed proxy will vote the shares covered thereby for such substitute nominee or nominees as the Board of Directors may select. The Board of Directors has no reason to believe that any such nominee will be unable or unwilling to serve.

Set forth below are the names and ages of the nominees for director, the principal occupations of each nominee currently and for at least the past five years, and the year in which he or she became a director of Amdocs.

Name	Age
Eli Gelman	67

Mr. Gelman has been a director of Amdocs since 2002 and Chairman of the Board of Directors of Amdocs since November 2023. Since September 2023, Mr. Gelman serves on the advisory board for Bocconi University. Since January 2019, Mr. Gelman serves as the chairman of the Executive Council of Tel Aviv University. Mr. Gelman served as our President and Chief Executive Officer from 2010 to September 30, 2018. From 2010 until 2013, Mr. Gelman served as a director of Retalix, a global software company, and during 2010, he also served as its Chairman. From 2008 to 2010, Mr. Gelman devoted his time to charitable matters focused on youth education. He served as Executive Vice President of Amdocs Management Limited from 2002 until 2008 and as our Chief Operating Officer from 2006 until 2008. Prior to 2002, he was a Senior Vice President, where he headed our U.S. sales and marketing operations and helped spearhead our entry into the customer care and billing systems market. Before that, Mr. Gelman was an account manager for our major European and North American installations, and has led several major software development projects. Before joining Amdocs, Mr. Gelman was involved in the development of real-time software systems for communications networks and software projects for NASA. Mr. Gelman’s qualifications to serve on our Board of Directors include his more than two decades of service to Amdocs and its customers, including as our Chief Operating Officer and President and Chief Executive Officer. With more than 30 years of experience in the software industry, he possesses a vast institutional knowledge and strategic understanding of our organization and industry.

Name	Age

Robert A. Minicucci	73

Mr. Minicucci has been a director of Amdocs since 1997 and served as Chairman of the Board of Directors of Amdocs from 2011 to November 2023. Mr. Minicucci currently serves as the Chairman of the Nominating and Corporate Governance Committee. Mr. Minicucci joined Welsh, Carson, Anderson & Stowe, or WCAS, in 1993. Mr. Minicucci has served as a managing member of the general partners of certain funds affiliated with WCAS and has focused on the information and business services industry. Until 2003, investment partnerships affiliated with WCAS had been among our largest shareholders. From 1992 to 1993, Mr. Minicucci served as Senior Vice President and Chief Financial Officer of First Data Corporation, a provider of information processing and related services for credit card and other payment transactions. From 1991 to 1992, he served as Senior Vice President and Treasurer of the American Express Company. He served for 12 years with Lehman Brothers (and its predecessors) until his resignation as a Managing Director in 1991. Mr. Minicucci was a director of one other publicly-held company, Alliance Data Systems, Inc. until June 2020. He is also a director of several private companies. Mr. Minicucci’s career in information technology investing, including as a director of more than 20 different public and private companies, and his experience as chief financial officer to a public company and treasurer of another public company, has provided him with strong business acumen and strategic and financial expertise.

Adrian Gardner	63

Mr. Gardner has been a director of Amdocs since 1998 and is Chairman of the Audit Committee. Mr. Gardner is an experienced senior executive who has worked in a range of UK-based international companies. Mr. Gardner has served as a member of the Audit & Risk Committee of Worcester College, Oxford University since May 2017 and as its chair since June 2022. Mr. Gardner served as Chief Operating Officer of Stonehage Fleming Family & Partners Limited, an international Multi-Family Office business, from October 2019 to May 2025. From 2016 to 2019, Mr. Gardner served as Chief Financial Officer of Ipes Holdings Limited, a provider of outsourced services to private equity firms. From 2014 to September 2016, Mr. Gardner served as Chief Financial Officer of International Personal Finance plc, an international home credit business. Mr. Gardner was Chief Financial Officer and a director of RSM Tenon Group PLC, a London-based accounting and advisory firm from 2011 until the acquisition in 2013 of its operating subsidiaries by Baker Tilly UK Holdings Limited, since renamed RSM UK Limited. Mr. Gardner was Chief Financial Officer of PA Consulting Group, a London-based business consulting firm from 2007 to 2011. Mr. Gardner was Chief Financial Officer and a director of ProStrakan Group plc, a pharmaceuticals company based in the United Kingdom and listed on the London Stock Exchange, from 2002 until 2007. Prior to joining ProStrakan, he was a Managing Director of Lazard LLC, based in London, where he worked with technology and telecommunications-related companies. Prior to joining Lazard in 1989, Mr. Gardner qualified as a chartered accountant with Price Waterhouse (now PricewaterhouseCoopers). Mr. Gardner’s extensive experience as an accountant, technology investment banker and chief financial officer enables him to make valuable contributions to our strategic and financial affairs.

Name	Age

Rafael de la Vega	74

Mr. de la Vega has been a director of Amdocs since January 2018 and is Chairman of the Management Resources and Compensation Committee. Since 2017, he has served as the Chairman and Founder of the De La Vega Group, a consultancy and advisory services firm. From February 2016 to December 2016, Mr. de la Vega served as the Vice Chairman of AT&T Inc. and CEO of Business Solutions & International. From 2014 to 2016, Mr. de la Vega served as President and CEO of AT&T Mobile and Business Solutions and from 2007 to 2014 he served as the President and CEO of AT&T Mobility. Mr. de la Vega also held various positions at several telecommunications companies, including Cingular Wireless and Bell South Latin America. During his time at Cingular Wireless, he was responsible for the integration of AT&T Wireless and Cingular Wireless. He also currently serves on the board of directors of New York Life Insurance Company. From 2016 to May 2024, Mr. de la Vega served on the board of directors of American Express Company. He also served on the Executive Committee of the Boy Scouts of America until May 2018 and served as Chairman of the 2017 Boy Scouts Jamboree. He is the Chairman Emeritus of Junior Achievement Worldwide. In June 2018, Mr. de la Vega joined as the Vice Chairman of the board of directors of Ubicquia LLC. In September 2018 he joined the board of advisors of RapidSOS. Mr. de la Vega also recently joined Forté Ventures as a Limited Partner. We believe Mr. de la Vega’s qualifications to sit on our Board of Directors include his extensive experience and leadership in the telecommunications industry.

John A. MacDonald	72

Mr. MacDonald has been a director of Amdocs since 2019 and is the Chairman of the Technology and Innovation Committee. Mr. MacDonald is an experienced senior executive who has worked at some of Canada’s largest technology organizations. From May 2016 to February 2024, Mr. MacDonald served on the board of directors of BookJane Inc. From 2012 to 2021, Mr. MacDonald served as a board member of Rogers Communications Inc. From 2003 to 2008, Mr. MacDonald served as the President, Enterprise Division of MTS Allstream. Before that, between 2002 to 2003, Mr. MacDonald was a President and Chief Operating Officer AT&T Canada. AT&T Canada was re-branded Allstream in 2003 and was subsequently acquired by MTS the following year. In 1994 Mr. MacDonald joined Bell Canada as its Chief Technology Officer and retired from Bell Canada in 1999 as its President and Chief Operating Officer. From 1977 to 1994, Mr. MacDonald worked at NBTel, where he became Chief Executive Officer in 1994. We believe Mr. MacDonald’s qualifications to sit on our Board of Directors include his extensive experience and leadership in the telecommunications industry.

Yvette Kanouff	60

Ms. Kanouff has been a director of Amdocs since 2020. Since August 2018, Ms. Kanouff has served as a director of Sprinklr CXM, which became a public company in June 2021. Since August 2019, Ms. Kanouff has served as a director of Science Applications International Corporation (SAIC). Since February 2021, Ms. Kanouff has served as a director of Entegris ENTG. Ms. Kanouff is currently a partner at Silicon Valley-based venture capital and private equity firm JC2 Ventures where Ms. Kanouff is responsible

Name	Age

for technology strategy and engineering relationships within JC2 Ventures investment companies, partners, and customers. Prior to that, Ms. Kanouff served as a senior vice president and general manager for Cisco’s Service Provider Business where she was responsible for more than $7 billion in direct revenue and more than 6,000 employees globally. Previously, Ms. Kanouff held leadership positions for numerous companies, including Cablevision, SeaChange International, and Time Warner. Ms. Kanouff holds a bachelor’s degree, a master’s degree in mathematics, and a doctor h.c. from the University of Central Florida and completed her HBS Corporate Director Certificate. Ms. Kanouff is also a director and executive advisor of several private technology companies.

Sarah Ruth Davis	58

Ms. Davis has been a director of Amdocs since 2021. From 2007 to May 2021, Ms. Davis served in various executive roles at Loblaw Companies Limited, Canada’s largest retailer and the nation’s food and pharmacy leader. Since July 2024, Ms. Davis serves on the board of directors of Artemis Parent Inc. From 2017 until May 2021, Ms. Davis served as the president of Loblaw Companies Limited. From 2014 until 2017, Ms. Davis served as the chief administrative officer of Loblaw. Before being appointed as the chief administrative officer, Ms. Davis served as Loblaw’s chief financial officer from 2010 until 2014. Prior to her appointment as chief financial officer, Ms. Davis served as the financial controller between 2007 to 2010. From 2005 until 2007, she was the controller and vice president of finance of Rogers Communications, Inc. Between 1996 to 2005, Ms. Davis served in various finance and accounting roles with Bell Canada, including chief financial officer of Bell Nexxia and the vice president of complex bids at BCE Emergis Inc., a Bell spin-off that owned an array of media and e-commerce companies. From 2014 until January 2022, Ms. Davis also served on the board of directors of AGF Management Limited, an investment manager traded on the Toronto Stock Exchange. Between 2010 and 2021 Ms. Davis served on the board of directors of President’s Choice Bank. From 2017 until 2021, Ms. Davis served as the chairman of T&T Supermarket Inc. Between 2012 to 2021, Ms. Davis served on the board of directors of PCF. In August 2021, Ms. Davis joined the boards of directors of Victoria’s Secret & Co., a company traded on the New York Stock Exchange, and Pet Valu Holdings Ltd., a pet supply company traded on the Toronto Stock Exchange. Ms. Davis was named one of Canada’s Most Powerful Women: Top 100 in 2011 by the Women’s Executive Network and was the executive sponsor of the Women@Loblaw network. Ms. Davis holds a Bachelor of Commerce, honors degree from Queen’s University and is a chartered accountant and Fellow of the CPA.

Amos Genish	65

Mr. Genish has been a director of Amdocs since 2023. Mr. Genish is the CEO and Chairman of EdgeX Capital, an investment company fully owned by Mr. Genish. Since May 2019 to December 2024, Mr. Genish has served as a senior partner at BTG Pactual, a large investment bank in Brazil, where he led the Digital Retail Bank from May 2019 until the end of 2021, and from January 2022 to September 2024, Mr. Genish served as the CEO and chairman of V.tal, a large fiber operator in Brazil, where he continues to serve as a board member. Between 2017 and 2018,

Name	Age

Mr. Genish served as chief executive officer of Telecom Italia. From 2015 until the end of 2016, Mr. Genish served as president and chief executive officer of Telefonica Brasil (Vivo). Before joining Vivo he was chief executive officer of GVT from 2009 to 2014, a Brazilian telecom and Pay TV operator that he co-founded in 1999, which went public on the Brazilian stock exchange in 2007 and was later sold to Vivendi in 2009. After the sale of GVT to Vivendi, Mr. Genish was appointed to Vivendi’s management board, and in 2014 he led the negotiations for GVT’s sale to Telefonica for the amount of 7.5 billion euros. In 1989, Mr. Genish served as CFO for Edunetics, a start-up company that developed curriculum multimedia-based systems primarily for the US school market, and he helped lead the company’s IPO on NASDAQ in 1992 and was appointed its chief executive officer in 1995. Between 1986 and 1989, Mr. Genish worked at Somech Chaikin (now KPMG Somech Chaikin), and helped large holding companies with tax and audit matters. From May 2019 until August 2025, Mr. Genish also served as chairman of the board of the Israeli on-demand mobility company Gett. From June 2020 until June 2021, Mr. Genish served on the board of directors of VEON Ltd. (NASDAQ: VEON), and was the chairman of its telecommunications committee. From April 2017 to April 2019, Mr. Genish served on the board of directors of Itaú Unibanco (NYSE: ITUB), the largest private sector bank in Brazil. Mr. Genish holds a BA in economics and accounting from Tel Aviv University.

Véronique Morali	67

Ms. Morali has been a director of Amdocs since 2025. Ms. Morali co-founded Label Capital, an early growth consumer fund, in January 2023 and has served as Managing Partner since its founding. Ms. Morali launched Terrafemina in 2008, a media platform which became a subsidiary of Webedia, a digital media and content group. She served as interim Chief Executive Officer of Webedia from October 2024 until March 2025. Ms. Morali served as Chief Executive Officer of Webedia from 2013 until 2023 and served as the Chair of Webedia from March 2023 to October 2024 and began serving as Chair again in March 2025 until May 2025, but retained her position as director. Ms. Morali was the co-founder and Managing Director of Fimalac from 1990 until 2007, has served as Director of Development and Vice Chair of the Executive Committee since 2018 and has served on the board since 1991. She also served as the Chief Executive Officer of Chanel France, a luxury fashion company, in 2007. Ms. Morali has served as Director of Interparfums SA from 2023 until July 2025, as Director of Lagardère SA since 2021, as Director of Edmond de Rothschild (“EdR”) SA (Switzerland) since 2020 and as Member of the Supervisory Board of EdR SA (France) since 2009. She previously served as a board member of Tesco PLC from 2000 until 2015, Coca Cola European Partners from 2012 until 2018, Alcatel until 2015 and SNCF from 2015 until 2017. Ms. Morali is the Chair of Force Femmes, a non-profit association she co-founded in 2005. She served as President of the “Women’s Forum” from 2011 to 2014. She holds a Master’s degree in Business Law and graduated from the Institut d’Etudes Politiques de Paris and ESCP Business School. She served in Ecole Nationale d’Administration as a civil servant and spent four years at the

Name	Age
		Ministry of Finance in the “Inspection Generale des Finances” from 1986 until 1990.

Shuky Sheffer	65

Mr. Sheffer is a director and has been our President and Chief Executive Officer since October 1, 2018. Mr. Sheffer previously served as Senior Vice President and President of the Global Business Group from October 2013 to September 30, 2018. Mr. Sheffer served as Chief Executive Officer of Retalix Ltd., a global software company, from 2009 until its acquisition by NCR Corporation in 2013. Following the acquisition, he served as a General Manager of Retalix through September 2013. From 1986 to 2009, Mr. Sheffer served at various managerial positions at Amdocs, most recently as President of the Emerging Markets Divisions.

Board Committees

Our Board of Directors maintains four committees as set forth below. Members of each committee are appointed by the Board of Directors.

Audit Committee. The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of our independent registered public accounting firm, the scope of the annual audits, fees to be paid to, and the performance of, such public accounting firm, and assists with the Board of Directors’ oversight of our accounting practices, financial statement integrity and compliance with legal and regulatory requirements, including establishing and maintaining adequate internal control over financial reporting, risk assessment and risk management. Subject to their election, the Board of Directors has appointed Mr. Gardner (Chair), Mr. Minicucci and Ms. Davis to serve as members of the Audit Committee, all of whom are independent directors (including under the heightened independence requirements for members of the Audit Committee), as defined by the rules of Nasdaq, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Board of Directors has determined that each of Mr. Gardner and Ms. Davis is an “audit committee financial expert” as defined by rules promulgated by the SEC, and that each member of the Audit Committee is financially literate as required by the rules of Nasdaq. In particular, we believe that the professional experiences of Mr. Gardner, Mr. Minicucci and Ms. Davis provide important insights into their work on the Audit Committee. For example, we believe Mr. Gardner’s extensive experience as an accountant, technology investment banker and chief financial officer enables him to make valuable contributions to the Committee. In addition, we believe that Mr. Minicucci’s experience as chief financial officer to a public company and treasurer of another public company have provided him with strong business acumen and strategic and financial expertise that benefits the Committee. We also believe Ms. Davis’s extensive executive experience with Loblaw and her myriad roles in finance and accounting, along with her experience as a director of other public companies, position her to make valuable contributions to the Committee. The Audit Committee written charter is available on our website at www.amdocs.com.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee identifies individuals qualified to become members of our Board of Directors, recommends to the Board of Directors the persons to be nominated for election as directors at the annual general meeting of shareholders, develops and makes recommendations to the Board of Directors regarding our corporate governance principles, oversees the evaluations of our Board of Directors and reviews and recommends compensation (including equity-based compensation) for our directors. Subject to their election, the Board of Directors has appointed Messrs. Minicucci (Chair), Genish and MacDonald to serve as members of the Nominating and Corporate Governance Committee, all of whom are independent directors, as defined by the Nasdaq listing standards, and pursuant to the categorical director independence standards adopted by our Board of Directors. The Nominating and Corporate Governance Committee written charter is available on our website at www.amdocs.com. The Nominating and Corporate Governance Committee has approved corporate governance guidelines that are also available on our website at www.amdocs.com. You may request a copy of the corporate governance guidelines, at no cost, by writing to us at the address listed below under the heading “Annual Report on Form 20-F.”

Management Resources and Compensation Committee. The Management Resources and Compensation Committee discharges the responsibilities of our Board of Directors relating to the compensation of the Chief Executive Officer of Amdocs Management Limited, makes recommendations to our Board of Directors with respect to the compensation of our other executive officers and oversees management succession planning for the executive officers of the Company. Subject to their election, the Board of Directors has appointed Messrs. de la Vega (Chair), Minicucci and MacDonald to serve as members of the Management Resources and Compensation Committee, all of whom are independent directors, as defined by the rules of Nasdaq, and pursuant to the categorical director independence standards adopted by our Board of Directors. Amongst its responsibilities, the Management Resources and Compensation Committee:

✓	retains, on an annual basis, an independent compensation consultant to assist in its evaluation of executive compensation according to industry benchmarks and best practice;

✓	periodically reviews the relevant peer groups used for compensation benchmarks;

✓	periodically reviews the implementation of our compensation philosophy and programs;

✓	administers our 1998 Stock Option and Incentive Plan, as amended, our 2023 Employee Share Purchase Plan and any other stock option or equity incentive plans in accordance with their terms; and

✓	oversees the administration of our clawback policies with respect to executive compensation, in line with its charter, including as required pursuant to SEC and Nasdaq rules.

The Management Resources and Compensation Committee written charter is available on our website at www.amdocs.com.

Technology and Innovation Committee. The Technology and Innovation Committee was established to assist the Board of Directors in reviewing our technological development, opportunities and innovation, in connection with the current and future business and markets. Subject to their election, the Board of Directors has appointed Mr. MacDonald (Chair), Mr. Gelman, Mr. Genish and Ms. Kanouff to serve as members of the Technology and Innovation Committee.

Our non-employee directors (“Non-Employee Directors”) receive no compensation from us, except in connection with their membership on the Board of Directors and its committees as described below regarding Non-Employee Directors under the heading “Compensation of Directors.”

Board and Committee Meetings

During the past fiscal year 2025, the Board of Directors held eight meetings. In addition, the Audit Committee held six meetings, the Management Resources and Compensation Committee held four meetings, the Nominating and Corporate Governance Committee held five meetings and the Technology and Innovation Committee held four meetings in the 2025 fiscal year. During fiscal year 2025, all of the directors that are nominees for re-election to the Board of Directors attended at least 75% of the aggregate of the number of Board of Directors meetings held during the time he or she was serving as a director and meetings held by all committees on which he or she then served. During fiscal year 2025, our Non-Employee Directors held four meetings without management present. Executive sessions of the Non-Employee Directors are generally held in conjunction with regularly scheduled meetings of the Board of Directors. At other times, such meetings may be held at the request of any Non-Employee Director. The presiding director of each such executive session is elected by the Non-Employee Directors who attend such executive session. Shareholders and other interested parties may communicate directly with the presiding directors or with the independent directors as a group as described below under the heading “Communicating with the Independent Directors.

Communicating with the Independent Directors

The Board of Directors will give appropriate attention to written communications that are submitted by shareholders and other interested parties, and will respond if and as appropriate. The Chairman of the Board, with the assistance of our corporate secretary, is primarily responsible for monitoring communications from shareholders and other interested parties and for providing copies or summaries to the directors as he considers appropriate.

Communications are forwarded to all directors if they relate to important substantive matters and include suggestions or comments that our Chairman and corporate secretary consider to be important for the directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we tend to receive repetitive or duplicative communications.

Shareholders who wish to send communications on any topic to the Board of Directors or to our independent or presiding directors should address such communications c/o Corporate Secretary, Amdocs Inc., 625 Maryville Centre Drive, Suite 200, Saint Louis, Missouri 63141.

Significant Corporate Governance Differences

We believe there are no significant ways that our corporate governance practices differ from those followed by U.S. domestic issuers under the Nasdaq listing standards.

Director Qualification Standards

Our Board of Directors has adopted a formal set of categorical independence standards with respect to the determination of director independence. In accordance with these standards and Nasdaq rules, a director currently employed by us, or employed by us within the last three years, cannot be deemed to be an independent director and, consequently, Mr. Sheffer is not an independent director. Our Board of Directors has determined that each of the following nominees for director has no material relationship with us that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and is independent under such standards and rules: Messrs. Gelman, Minicucci, Gardner, de la Vega, MacDonald and Genish, Mmes. Morali, Kanouff and Davis.

The full text of our categorical standards is attached to this Proxy Statement as Appendix A.

Code of Ethics and Business Conduct

Our Board of Directors has adopted a Code of Ethics and Business Conduct that sets forth legal and ethical standards of conduct for our directors and employees, including our principal executive officer, principal financial officer and other executive officers, our subsidiaries and other business entities controlled by us worldwide. The code is available on our website at www.amdocs.com and you may request a copy of our code of ethics, at no cost, by writing to or telephoning us at the address or telephone number listed below under the heading “Annual Report on Form 20-F.” We intend to post on our website within five business days all disclosures that are required by law or Nasdaq rules concerning any amendments to, or waivers from, any provision of the code.

Risk Management Oversight

Our management is responsible for assessing and managing risk, and periodically reviews areas of material risk within our organization in order to evaluate and enhance risk identification and mitigation strategies. Our Board of Directors oversees and reviews these risk management efforts as they relate to strategic and business risks. Our audit committee oversees and reviews the Company’s policies and processes with respect to enterprise risk management, discusses these efforts as they relate to operational and financial risks, and periodically reports and makes recommendations to our Board of Directors regarding these matters.

Compensation Policies and Practices

We structure our compensation to consist of both fixed and variable elements, including salary, equity, cash bonuses and insurance benefits.

The fixed portions of compensation, such as salary, are designed to be market based and provide steady income regardless of our stock price performance. The variable portions of compensation, such as equity incentives and performance bonuses, are designed to reward the accomplishment of both short- and long-term corporate objectives. By basing a portion of our compensation on our long-term performance, we believe we reduce the risk that employees will focus on short-term goals to the detriment of our long-term stability. Further, our short-term incentive compensation is designed to reward short-term goals that we believe will enhance our long-term corporate success. Additionally, although we vary the elements of compensation that we use at different employee positions and rank, our compensation philosophy is applicable to all employees, including our executives. We believe this encourages consistent behavior across our organization, rather than establishing different approaches depending on an employee’s position or rank. We do not believe our compensation policies and practices encourage excessive or inappropriate risk taking.

The following table summarizes our compensation philosophy for our directors and executive management – “What we do?” and “What we don’t do?”:

	What we do?		What we don’t do?
✓	We seek to provide an appropriate mix of short and long-term incentives	✓	No minimum guaranteed vesting for performance-based equity awards

✓	We target at least 50-70% of executive management compensation to be performance-contingent	✓	No guaranteed performance bonuses

✓	We strive to align executive management compensation with shareholder return through equity incentive awards	✓	No executive contracts with multi-year guaranteed salary increases or nonperformance bonus arrangements

✓	We set performance objectives, which we believe will drive shareholder returns	✓	No loans to executives or directors

✓

We use a combination of performance metrics, such as total shareholder return (TSR), earnings per share (EPS) and revenue growth, to ensure that no single measure affects compensation disproportionately

✓

We generally subject equity grants to vesting periods of three to four years to motivate long-term performance, align the interests of executive management and shareholders and provide an incentive for retention

✓	We established stock ownership requirements for executive management and non-employee directors

✓	We include a clawback policy for cash and equity incentive awards beyond those required under SEC and Nasdaq rules

Compensation of Directors

Our Board of Directors has decided to not raise director compensation for fiscal year 2026. As such, continuing into fiscal year 2026, each of our Non-Employee Directors receives an annual cash payment of $80,000. Each member of our Audit Committee who is a Non-Employee Director and who is not the chairman of such committee receives an annual cash payment of $30,000. Each member of our Management Resources and Compensation Committee who is a Non-Employee Director and who is not a committee chairman receives an annual cash payment of $20,000. Each member of our Nominating and Corporate Governance and Technology and Innovation Committees who is a Non-Employee Director and who is not a committee chairman receives an annual cash payment of $15,000. The Chairman of our Audit Committee receives an annual cash payment of $42,500 and the Chairman of our Management Resources and Compensation Committee receives an annual cash payment of $32,500. The Chairmen of our Nominating and Corporate Governance and Technology and Innovation Committees each receive an annual cash payment of $27,500. Each Non-Employee Director receives an annual grant of ordinary shares at a total value of $255,000. The Chairman of the Board of Directors receives an additional annual amount equal to $200,000 awarded in the form of ordinary shares. All ordinary share awards to our Non-Employee Directors vest in four equal installments of 25% each on the first day of the month following the end of each fiscal quarter, if and only if the Non-Employee Director is still serving as a Non-Employee Director on such day. The price per share for the purpose of determining the value of the grants to our Non-Employee Directors is the Nasdaq closing price of our shares on the last trading day preceding the grant date.

We enforce stock ownership guidelines that capture the Board of Directors and executive management population, requiring each to comply with benchmark equity holdings at all times (to be achieved over 5 years). The policy includes the following holding guidelines:

•
Board of Directors – 6X over annual cash retainer
•
CEO – 6X over annual base salary
•
CFO / COO and top executives – 2X-4X over annual base salary

We also reimburse all of our Non-Employee Directors for their reasonable travel expenses incurred in connection with attending Board or committee meetings and for other reasonable expenses incurred while executing their responsibilities as directors. Cash and equity compensation paid to our Non-Employee Directors may be prorated for partial-year service.

During the 2025 fiscal year, we granted to the 9 Non-Employee Directors that served in at least part of the 2025 fiscal year an aggregate of 27,795 shares at a weighted average price of $84.33 per share, which vested quarterly.

Resolution

It is proposed that each of the following ten (10) individuals be elected to serve as a director of Amdocs Limited until the next annual general meeting of shareholders or until his or her earlier resignation or removal or until his or her respective successor is elected and qualified:

Eli Gelman

Robert A. Minicucci

Adrian Gardner

Rafael de la Vega

John A. MacDonald

Yvette Kanouff

Sarah Ruth Davis

Amos Genish

Véronique Morali

Shuky Sheffer

Required Affirmative Vote

The affirmative vote of holders of a majority of our ordinary shares represented in person or by proxy at the General Meeting is necessary for the election of each director nominee named above.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” EACH OF THE DIRECTOR NOMINEES NAMED ABOVE.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth specified information with respect to the beneficial ownership of the ordinary shares as of December 2, 2025 of (i) any person known by us to be the beneficial owner of more than 5% of our ordinary shares, and (ii) all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and, unless otherwise indicated, includes voting and investment power with respect to all ordinary shares, subject to community property laws, where applicable. The number of ordinary shares used in calculating the percentage beneficial ownership included in the table below is based on 107,949,539 ordinary shares outstanding as of December 2, 2025, net of shares held in treasury. Information concerning shareholders other than our directors and officers is based on periodic public filings made by such shareholders and may not necessarily be accurate as of December 2, 2025. None of our major shareholders have voting rights that are different from those of any other shareholder.

Name	Shares Beneficially Owned	Percentage Ownership
FMR LLC(1)	17,510,389	16.2%
Pzena Investment Management LLC(2)	6,482,552	6.0%
All directors and officers as a group (13 persons)(3)	2,202,257	2.0%

(1)
Based on a Schedule 13G/A filed by FMR LLC, or FMR, with the SEC on February 9, 2024, as of December 29, 2023, FMR had sole power to vote or direct the vote over 15,622,881 shares and sole power to dispose or direct the disposition of 17,510,389 shares. Abigail P. Johnson is a Director, the Chairman of FMR and the Chief Executive Officer of FMR. Members of the Johnson family, including Abigail P. Johnson, directly or through trusts, own approximately 49% of the voting power of FMR. The address of FMR is 245 Summer Street, Boston, Massachusetts 02210.
(2)
Based on a Schedule 13G filed by Pzena Investment Management LLC with the SEC on October 21, 2024, as of September 30, 2024, Pzena Investment Management LLC had sole power to vote or direct the vote over 4,401,835 shares and sole power to dispose or direct the disposition of 6,482,552 shares. The address of Pzena Investment Management LLC is 320 Park Avenue, 8th Floor, New York, New York 10022.
(3)
Includes options held by such directors and executive officers that are exercisable within 60 days after December 2, 2025. As of such date, none of our directors or executive officers beneficially owned 1% or more of our outstanding ordinary shares.

Audit Committee Matters

Our management is responsible for the preparation of our financial statements and for maintaining an adequate system of disclosure controls and procedures and internal control over financial reporting for that purpose. Our independent registered public accounting firm is responsible for conducting an independent audit of our annual financial statements in accordance with generally accepted accounting principles, as well as an independent audit of management’s assessment of our internal control over financial reporting, and issuing reports on the results of their audits. The Audit Committee is responsible for providing independent, objective oversight of these processes.

The Audit Committee has reviewed our audited financial statements for the fiscal year ended September 30, 2025 and has discussed these financial statements with our management and independent registered public accounting firm.

The Audit Committee has also discussed with our independent registered public accounting firm the matters required to be discussed by the Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 16 (Communications with Audit Committees) (AS 16), which requires our independent registered public accounting firm to discuss with our Audit Committee, among other things, the following:

•
methods to account for significant unusual transactions;
•
the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;
•
the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditors’ conclusions regarding the reasonableness of those estimates; and
•
disagreements with management over matters that could be (individually or in the aggregate) significant to the Company’s financial statements or the auditor’s report.

Our independent registered public accounting firm also provided the Audit Committee with the written disclosures and the letter required by PCAOB Rule 3526 (Rule 3526), Communication with Audit Committees Concerning Independence. PCAOB Rule 3562 requires auditors annually to disclose in writing all relationships that in the auditor’s professional opinion may reasonably be thought to bear on independence, confirm their perceived independence and engage in a discussion of independence. The Audit Committee has discussed with the independent registered public accounting firm its independence from us.

Based on its discussions with management and the independent registered public accounting firm, and its review of the representations and information provided by management and the independent registered public accounting firm, the Audit Committee recommended to our Board of Directors that the audited financial statements be included in our Annual Report on Form 20-F for the fiscal year ended September 30, 2025.

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. These policies generally provide that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to the pre-approval procedure described below.

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount. In fiscal year 2025, our Audit Committee approved all of the services provided by Ernst & Young.

PROPOSAL II

AMENDMENT TO THE 2023 EMPLOYEE SHARE PURCHASE PLAN

On November 11, 2025, our Board of Directors approved, subject to approval by our shareholders, an amendment to the Amdocs Limited 2023 Employee Share Purchase Plan, or the ESPP, to increase the maximum number of ordinary shares reserved and available for issuance under the ESPP by 2,200,000 ordinary shares. There are no other proposed amendments or changes to the ESPP.

The ESPP was originally adopted by our shareholders at our annual meeting of shareholders held on January 27, 2023 and became effective upon the filing of a Form S-8 Registration Statement with the U.S. Securities and Exchange Commission on February 13, 2023. The ESPP is designed to provide eligible employees of Amdocs and its participating subsidiaries with the opportunity to purchase our ordinary shares at a discount to fair market value using their accumulated payroll deductions during specified purchase periods.

The maximum number of our ordinary shares that currently may be issued under the ESPP cannot exceed in the aggregate 2,400,000 ordinary shares, which, at the time of adoption, represented approximately 2% of our ordinary shares outstanding. As of December 2, 2025, we had issued 1,027,436 ordinary shares under the ESPP and 1,372,564 ordinary shares remained available for issuance. Based on 107,949,539 of our ordinary shares outstanding as of December 2, 2025, the 2,200,000 ordinary shares requested under this amendment represented approximately 2% of our total ordinary shares outstanding. The Board of Directors believes that this share reserve represents an appropriate amount of potential equity dilution in light of the purposes of the ESPP, which are further described below.

The following table summarizes information, as of December 2, 2025, regarding our equity compensation plans. The table does not include the additional shares that may be issuable pursuant to the ESPP that are the subject of this Proposal II.

	As of December 2, 2025
	Number of Ordinary Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights		Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Ordinary Shares Remaining Available for Future Issuance Under Equity Compensation Plans(1)
Equity compensation plans approved by shareholders	1,520,394	(2)	$66.96	4,993,282	(3)
Equity compensation plans not approved by shareholders	—		—	—
Total	1,520,394	(4)	$66.96	4,993,282

(1)
Excludes the shares listed under the column heading “Number of Ordinary Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights.”
(2)
Consists of options to purchase 893,282 ordinary shares and 627,112 restricted stock units.
(3)
Consists of 3,602,718 shares available for future issuance under the 1998 Stock Option and Incentive Plan and 1,372,564 shares currently available for future issuance under our 2023 Employee Share Purchase Plan, which allows eligible employees to purchase ordinary shares with accumulated payroll deductions.
(4)
Of the 1,520,394 ordinary shares reflected, 893,282 are ordinary shares to be issued upon exercise of outstanding options with a weighted average exercise price of $66.96 and a weighted average remaining life of 3.28 years, and 627,112 are restricted stock units.

Approval of the amendment to the ESPP is critical to maintaining our ability to provide employees the opportunity to purchase our ordinary shares at a discount and to incentivize them to become stakeholders in the Company, aligning their interests with the Company's and our shareholder's long-term success. The 2,200,000 ordinary shares requested are expected to sustain the ESPP for at least the next 3-4 years based on historical practice. If our shareholders fail to approve the amendment to the ESPP, we will not be able to offer any ordinary shares for purchase by employees through the ESPP once we have issued all of the remaining ordinary shares available for issuance under the current ESPP. The Board of Directors believes that the amendment of the ESPP is in the best interests of the Company and its shareholders.

Description of the 2023 Employee Share Purchase Plan (as proposed to be amended)

The following is a summary of the ESPP (as proposed to be amended), a copy of which is attached as Appendix B. The following summary is qualified in its entirety by reference to the ESPP.

Purpose. The purpose of the ESPP is to provide eligible employees of Amdocs and each participating subsidiary with opportunities to acquire a proprietary interest in Amdocs through the purchase of our ordinary shares.

Ordinary Shares. The maximum number of our ordinary shares that are reserved and available for issuance under the ESPP shall not exceed in the aggregate 4,600,000 ordinary shares (including the 2,200,000 ordinary shares subject to the proposed amendment, and subject to adjustment as described below). If any purchase of ordinary shares under the ESPP is not completed, the ordinary shares not purchased will again become available for issuance under the ESPP.

General. The ESPP shall consist of a “423 Component”, which is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”), and a “non-423 Component”, which shall not qualify as an “employee stock purchase plan” and shall be maintained for participants outside the United States.

Administration. The ESPP shall be administered by the Management Resources and Compensation Committee (the “MRCC”), which was appointed by the Board of Directors to administer the ESPP. The MRCC has the authority to administer the ESPP and to exercise all powers and authorities necessary or advisable in the administration of the ESPP. The MRCC may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, including the adoption of special rules or sub-plans applicable to employees of a particular participating subsidiary. All interpretations and decisions of the MRCC shall be binding on all persons, including Amdocs and all participants in the ESPP.

Eligibility. Unless otherwise determined by the MRCC, all individuals classified as employees on our payroll records and who are customarily employed for more than five months in any calendar year are eligible to participate in the ESPP.

Purchase Periods. The ESPP shall be implemented through a series of purchase periods, each of which shall have a duration of six months, unless determined otherwise by the MRCC, with the MRCC (or its delegate) establishing the dates on which purchase periods shall commence.

Employee Contributions. Each eligible employee may participate in an offering under the ESPP by submitting an enrollment form prior to the commencement of a purchase period stating the employee’s percentage of eligible compensation to be deducted from payroll during the purchase period. An eligible employee may authorize payroll deductions at a minimum of 1% and up to a maximum of 10% of his or her eligible compensation for each pay period. Participants may not increase or decrease their payroll deduction percentages during a purchase period, unless determined otherwise by the MRCC (or its delegate).

Grant of Options. On the first trading day of each purchase period, each participant shall receive an option to purchase, on the last trading day of the purchase period, a number of ordinary shares equal to the lower of (a) such number determined by dividing the employee’s accumulated payroll deductions (without interest) on such date by the applicable purchase price (as described below) and (b) 600 shares (unless a different maximum number of shares is established by the MRCC). Unless otherwise determined by the MRCC, the purchase price for each ordinary share shall equal 85% of the fair market value of the ordinary shares on the first or last trading day of the purchase period, whichever is less. No employee may be granted an option under the ESPP if he or she, immediately after the option was granted, would be treated as owning shares possessing 5% or more of the total combined voting power or value of all classes of our ordinary shares (or shares of any parent or subsidiary). In addition, no employee may be granted an option under the 423 Component of the ESPP which would permit them to accrue right to purchase ordinary shares in excess of $25,000 of the fair market value of such ordinary shares (as determined on the first trading day of the purchase period) for each calendar year in which such option is outstanding at any time.

Exercise of Options and Purchase of Shares. On the last trading day of a purchase period, each participant shall purchase a number of whole ordinary shares based on his or her accumulated payroll deductions (without interest). Unless otherwise determined by the MRCC (or its delegate), any remaining amount in the participant’s account shall be refunded (without interest) as soon as practically possible after the completion of the purchase period.

Withdrawal. An employee may withdraw from the ESPP or a purchase period by delivering a written notice of withdrawal prior to the end of a purchase period. The employee’s entire account balance under the ESPP shall be refunded (without interest) as soon as practically possible after his or her withdrawal. No partial withdrawals are allowed.

Termination of Employment. If a participant’s employment is terminated for any reason before the last trading day of a purchase period, the entire balance in his or her account shall be refunded (without interest) as soon as practically possible following his or her termination.

Adjustment. If any change is made to our ordinary shares without the receipt of consideration by Amdocs (such as through merger, consolidation, recapitalization, dividend, or other similar transaction), the ESPP shall be appropriately adjusted in the class(es) and maximum number of ordinary shares subject to the ESPP and the outstanding options shall be appropriate adjusted in the class(es), number of shares, purchase price and share limitations of outstanding options. In addition, in the event of any corporate transaction as described in Section 424 of the Code, the Board of Directors may make such adjustment it deems appropriate to the shares and options subject to the ESPP to prevent dilution or enlargement of rights in the number of class of ordinary shares that may be delivered under the ESPP.

Amendment and Termination. The MRCC may amend the ESPP at any time in its discretion, except that shareholder approval will be required for any amendment to increase the number of ordinary shares available under the ESPP or to make any other change that would require shareholder approval in order for the ESPP to qualify as an “employee stock purchase plan” under Section 423 of the Code. The ESPP may be terminated at any time by our Board of Directors.

Governing Law. The ESPP and all options and actions taken thereunder shall be governed by the laws of the State of New York.

Resolution

It is proposed that the following ordinary resolution be adopted at the General Meeting:

“RESOLVED, that the Amdocs Limited 2023 Employee Share Purchase Plan, as amended, in the form attached to the Company’s Proxy Statement as Appendix B, be and hereby is approved.

Required Affirmative Vote

The affirmative vote of holders of a majority of our ordinary shares represented in person or by proxy at the General Meeting is necessary for the approval of the ordinary resolution to approve the amendment to the ESPP. If Proposal II is not approved by the shareholders, the amendment to the ESPP will not become effective and the ESPP will continue in accordance with its existing terms.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE AMENDMENT AND CONTINUATION OF THE ESPP AS SET FORTH IN APPENDIX B ATTACHED HERETO.

PROPOSAL III

Shareholder Approval of Increase of the Quarterly Dividend Rate

Background

Article 92 of our Articles of Incorporation provides that our Board of Directors may declare and pay dividends on our ordinary shares, subject to compliance with applicable law.

In 2012, our shareholders approved the institution of a quarterly cash dividend program at the quarterly rate of $0.13 per ordinary share.

Under this authorization, our Board of Directors has the authority to reduce the quarterly dividend or discontinue the dividend program should it determine that doing so is in the best interests of our shareholders or is necessary pursuant to Guernsey law, but our Board of Directors does not have authority to increase the per share amount or frequency of the dividend without shareholder approval. In 2023, our shareholders approved an increase to $0.435 per share; in 2024, our shareholders approved an increase to $0.479; and in 2025 our shareholders approved an increase to $0.527.

In November 2025, our Board of Directors approved an increase in the quarterly cash dividend rate to $0.569 per ordinary share. In order to permit us to implement this dividend rate increase, our Board of Directors proposes that our shareholders approve the ordinary resolution set forth below.

Reasons for the Proposed Increase in Quarterly Dividend Rate

Our Board of Directors believes that it is in the best interest of our shareholders to increase the quarterly dividend rate in light of our financial and business performance and outlook. For example, since we implemented our dividend program in 2012, we have generated increases in annual revenue, net income and free cash flow. At the same time, we have continued to repurchase our ordinary shares, through a subsidiary, and repurchased approximately $489.5 million, $563.1 million and $ 551.3 million (excluding broker and transaction fees) of our ordinary shares during the fiscal years ended September 30, 2023, 2024 and 2025, respectively. As a general long-term guideline, we expect to retain a portion of our free cash flow (calculated as cash flow from operations less net capital expenditures and other) to support the growth of our business, including possible mergers and acquisitions. The increase in the quarterly dividend rate coincides with our fiscal year 2026 guideline to return to shareholders a majority of our free cash flow subject to financial performance, outlook and liquidity, the size of possible mergers and acquisitions activity, financial market conditions and prevailing industry condition, through our ongoing share repurchase and dividend program. This is not a complete presentation of our financial position, results of operations and cash flows in conformity with U.S. generally accepted accounting principles, so we encourage you to review our consolidated financial statements for the fiscal year ended September 30, 2025 set forth in our Annual Report on Form 20-F filed on December 15, 2025 with the U.S. Securities and Exchange Commission, or the SEC. Our actual share repurchase activity and payment of future dividends, if any, may vary quarterly or annually and will be based on several factors including our financial performance, outlook and liquidity, the size of possible mergers and acquisitions activity, financial market conditions and prevailing industry conditions.

Timing of the Dividend Program

If our shareholders approve the proposal, our Board of Directors will continue to consider on a quarterly basis whether to declare and pay, if any, a dividend in accordance with the terms of the dividend program and in accordance with applicable Guernsey law and based on several factors including our financial performance, outlook and liquidity. Guernsey law requires that our Board of Directors consider a dividend’s effects on our solvency before it may be declared or paid. Provided that the per share amount and the frequency of the dividend do not increase, then no further shareholder approval will be required for dividends payable pursuant to our quarterly cash dividend program. However, any increase to the per share amount or frequency of the dividend would require further shareholder approval.

Subject to shareholder approval, we expect to begin paying the dividend at the increased rate commencing in April 2026.

In the event that shareholder approval is not obtained, the quarterly dividend rate will remain at $0.527 per share.

Certain United States Federal Income Tax Considerations Related to Distributions

The following discussion describes certain U.S. federal income tax consequences of the receipt of cash distributions on our ordinary shares to a U.S. holder. For purposes of this discussion, a U.S. holder is a person that is subject to U.S. federal income tax on a net basis, and that for U.S. federal income tax purposes (i) is a beneficial owner of our ordinary shares, (ii) holds our ordinary shares as capital assets, (iii) is not a partnership and (iv) is not treated as tax resident or otherwise subject to net income tax in any jurisdiction outside the United States. This discussion is general in nature and does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. holder in light of its particular circumstances, nor does it address any minimum or Medicare contribution tax consequences.

Except as described below, the following discussion assumes that we are not a passive foreign investment company (a “PFIC”) for any taxable year.

In general, a U.S. holder receiving a distribution with respect to the ordinary shares will be required to include such distribution (including the amount of non-U.S. taxes, if any, withheld therefrom) in gross income as a taxable dividend to the extent such distribution is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any distributions in excess of such earnings and profits will first be treated, for U.S. federal income tax purposes, as a nontaxable return of capital to the extent of the U.S. holder’s tax basis in the ordinary shares, and then, to the extent in excess of such tax basis, as gain from the sale or exchange of a capital asset. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend. In general, U.S. corporate shareholders will not be entitled to any deduction for distributions received as dividends on the ordinary shares.

Dividends are taxed as ordinary income. However, a preferential U.S. federal income tax rate applies to “qualified dividend income” received by individuals (as well as certain trusts and estates), provided that certain holding period and other requirements are met. “Qualified dividend income” includes dividends paid on shares of “qualified foreign corporations,” including shares of a non-U.S. corporation that are readily tradable on an established securities market in the United States. Since our ordinary shares are listed on the Nasdaq, we believe that dividends paid by us with respect to our ordinary shares should constitute “qualified dividend income” for U.S. federal income tax purposes, provided that the applicable holding period and other requirements are satisfied by the relevant shareholder. The preferential rate will not apply to dividends received to the extent that the U.S. holder elects to treat dividends as “investment income.” In addition, dividends paid by us will not qualify for the preferential tax rate if we are, for the tax year in which the dividends are paid, or were, for the preceding tax year, a PFIC, as described below. Non-corporate U.S. holders should consult their tax advisors regarding the availability of these preferential rates in their particular circumstances.

Dividends paid by us generally will be classified as foreign source “passive category income” or, in certain cases, “general category income” for U.S. foreign tax credit purposes.

We will be a PFIC for any taxable year in which (i) 75% or more of our gross income is “passive” (e.g., dividends, interest, certain royalties and gains from financial investments), or (ii) 50% or more of the average value of our assets including goodwill (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income.

We believe that we were not a PFIC for our taxable year ended September 30, 2025. Although we do not expect to be a PFIC for the current taxable year, we cannot give assurance in this regard because our PFIC status for the current taxable year will depend on the composition of our income and assets and the average value of our assets for the year, and thus could be determined only after the end of the taxable year. U.S. holders should refer to the section “Taxation of Holders of Ordinary Shares – Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations” in our Annual Report on Form 20-F for a discussion of the consequences that may apply to the receipt of certain excess distributions if we are a PFIC for any taxable year.

Payments to U.S. holders generally will be subject to information reporting requirements with respect to dividends that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” Such payments may also be subject to backup withholding unless the U.S. holder provides a taxpayer identification number and a duly executed Internal Revenue Service Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

U.S. holders are urged to consult their tax advisors regarding the tax treatment of any distributions received by such holder in respect of ordinary shares.

Resolution

It is proposed that the following ordinary resolution be adopted at the General Meeting:

“RESOLVED, that an increase in the dividend rate under Amdocs Limited’s quarterly cash dividend program from $0.527 per share to $0.569 per share be, and hereby is, approved.”

Required Affirmative Vote

The affirmative vote of holders of a majority of our ordinary shares represented in person or by proxy at the General Meeting is necessary for approval of the increase in the dividend rate under our quarterly cash dividend program.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE INCREASE IN THE QUARTERLY DIVIDEND RATE UNDER THE CASH DIVIDEND PROGRAM.

PROPOSAL IV

Approval of Our Consolidated Financial Statements

for the Fiscal Year Ended SEPTEMBER 30, 2025

Our Annual Report for the fiscal year ended September 30, 2025 is available on our website at https://www.amdocs.com/news-press/annual-report-2025. Our Consolidated Financial Statements for the fiscal year ended September 30, 2025 are included in our Annual Report. At the General Meeting, we will review the Operating and Financial Review and Prospects section of our Annual Report and will answer appropriate questions related thereto.

Resolution

It is proposed that the following ordinary resolution be adopted at the General Meeting:

“RESOLVED, that the Consolidated Financial Statements of Amdocs Limited for the fiscal year ended September 30, 2025 be, and the same hereby are, approved.”

Required Affirmative Vote

The affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy at the General Meeting is necessary for the approval of the ordinary resolution to approve the Consolidated Financial Statements.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF OUR CONSOLIDATED FINANCIAL STATEMENTS.

PROPOSAL V

Ratification and Approval of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has selected the firm of Ernst & Young LLP to continue to serve as our independent registered public accounting firm for the fiscal year ending September 30, 2026 and until the next annual general meeting, and the Audit Committee recommends to the shareholders that they (i) ratify and approve such selection, and (ii) authorize the Audit Committee of the Board of Directors to fix the remuneration of such registered public accounting firm. Ernst & Young LLP audited Amdocs’ books and accounts for the fiscal year ended September 30, 2025 and has served as our independent public accounting firm since 1988. One or more representatives of Ernst & Young LLP are expected to be present at the General Meeting, will have an opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.

Independent Accountant Fees and Other Matters

The following table summarizes the fees of Ernst & Young LLP, our independent registered public accounting firm, billed to us for each of the last two fiscal years for audit services and billed to us in each of the last two fiscal years for other services:

Fee Category	2025	2024
Audit Fees(1)	$3,300,000	$3,700,000
Audit-Related Fees(2)	$1,200,000	$1,400,000
Tax Fees(3)	$1,100,000	$800,000

(1)
Audit fees consist of fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits.
(2)
Audit-related services principally include Statement on the System and Organization Controls Report (SOC 1 Report) issuances and due diligence examinations.
(3)
Tax fees consist of fees associated with tax compliance, tax advice and tax planning services.

Resolution

It is proposed that the following ordinary resolution be adopted at the General Meeting:

“RESOLVED, that (i) the appointment of Ernst & Young LLP as Amdocs Limited’s independent registered public accounting firm for the fiscal year ending September 30, 2026 and until Amdocs Limited’s next annual general meeting be, and it hereby is, ratified and approved, and (ii) the Audit Committee of the Board of Directors be, and it hereby is, authorized to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services.”

Required Affirmative Vote

The affirmative vote of holders of a majority of the ordinary shares represented in person or by proxy at the General Meeting is necessary for the approval of the ordinary resolution to ratify and approve the appointment of Ernst & Young LLP and the authorization of the Audit Committee of the Board of Directors to fix its remuneration.

THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS AND THE BOARD OF DIRECTORS RECOMMEND THAT THE SHAREHOLDERS VOTE “FOR” THE RATIFICATION AND APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND THE AUTHORIZATION OF THE AUDIT COMMITTEE TO FIX THE REMUNERATION OF ERNST & YOUNG LLP.

Miscellaneous

Other Matters

Our management knows of no other business to be transacted at the General Meeting; but, if any other matters are properly presented to the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their reasonable discretion.

Annual Report on Form 20-F

Once filed with the SEC, we will promptly provide without charge, at the written request of any shareholder, a copy of our Annual Report on Form 20-F, including our audited financial statements, financial statement schedules and exhibits, as filed with the SEC. Our Annual Report on Form 20-F will also be accessible to the general public via the internet at the SEC’s website located at http://www.sec.gov as well as on our website at www.amdocs.com. Requests for copies of our Annual Report on Form 20-F should be provided to our principal U.S. subsidiary at:

Amdocs, Inc.

Attention: Matthew E. Smith

625 Maryville Centre Drive, Suite 200

Saint Louis, Missouri 63141

Telephone: 314-212-8328

E-mail: dox_info@amdocs.com

Expenses of Solicitation

The cost of solicitation of proxies will be borne by Amdocs, including expenses in connection with preparing and mailing this Proxy Statement. In addition to solicitation of proxies by mail, our directors, officers and employees (who will receive no additional compensation therefor) have solicited the return of proxies by internet and telephone and may solicit the return of proxies by facsimile or personal interview. In addition, we have retained Equiniti Trust Company, LLC and D.F. King & Co., Inc. to assist in the solicitation of proxies. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with Nasdaq rules concerning the sending of proxies and proxy materials to the beneficial owners of our ordinary shares.

BY ORDER OF THE BOARD OF DIRECTORS

By:	/s/ Matthew E. Smith
	Name:	Matthew E. Smith
	Title:	Secretary

December 16, 2025

APPENDIX A

CATEGORICAL STANDARDS

In addition to applying the requirements under the Nasdaq rules, the Board has adopted guidelines to assist it in determining whether a director has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Under these guidelines, a director will be considered to have such a relationship if during the last three years prior to the independence determination date:

•
Charitable Contributions. The director, or an immediate family member of the director, has served as an executive officer of a charitable organization that receives payments from the Company in an amount which, in any single fiscal year since the determination date, exceeds the greater of $200,000, or 5% of such charitable organization’s revenues; or
•
Indebtedness. The director or an immediate family member of the director has served, as an executive officer of another company which was indebted to the Company, or to which the Company was indebted, at the time the director was serving as an executive officer, where the total amount of either company’s indebtedness to the other in any single fiscal year since the determination date exceeds five percent (5%) of such company’s revenues.

For purposes of the above standards: (i) “COMPANY” includes Amdocs Limited and any parent or subsidiary that would be required under U.S. generally accepted accounting principles to prepare financial statements on a consolidated basis; and (ii) “IMMEDIATE FAMILY MEMBER” includes a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person’s home.

A-1

APPENDIX B

AMDOCS LIMITED

2023 EMPLOYEE SHARE PURCHASE PLAN

AS AMENDED ON JANUARY 30, 2026

The purpose of the Amdocs Limited 2023 Employee Share Purchase Plan (as amended from time to time, the “Plan”) is to provide eligible employees of Amdocs Limited (the “Company”) and each Designated Subsidiary (as defined in Section 11) with opportunities to acquire a proprietary interest in the Company through the purchase of Ordinary Shares (as defined in Section 11) of the Company (the “Shares”). The maximum number of Shares reserved and available for issuance under the Plan shall not exceed in the aggregate 4,600,000 Shares, subject to adjustment as provided in Section 17. If any purchase of Shares pursuant to an Option (as defined in Section 8) under the Plan is not consummated, the Shares not purchased will again become available for issuance under the Plan.

The Plan includes two components: (a) one component (the “423 Component”) which is intended to constitute an “employee stock purchase plan” within the meaning of Section 423(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and shall be interpreted in accordance with that intent, and (b) another component (the “Non-423 Component”), which does not qualify as an “employee stock purchase plan” within the meaning of Section 423(b) of the Code, and under which Options will be granted pursuant to rules, procedures or sub-plans adopted by the Administrator (as defined in Section 1) designed to achieve tax, securities laws or other objectives for eligible employees. Except as otherwise provided herein, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

Unless otherwise defined herein, capitalized terms in the Plan shall have the meaning ascribed to them in Section 11.

1.
Administration. The Plan shall be administered by a committee (the “Administrator”) appointed by the Company’s Board of Directors (the “Board”) for such purpose. The Administrator has authority, in its discretion, subject to and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation:
a.
determine the Offerings;
b.
adopt, alter and repeal such rules, guidelines and practices for the administration of the Plan and for its own acts and proceedings as it shall deem advisable;
c.
interpret the terms and provisions of the Plan;
d.
correct any defect or supply any omission or reconcile any inconsistency or ambiguity in the Plan;
e.
make all determinations it deems advisable for the administration of the Plan, including to accommodate the specific requirements of local laws, regulations and procedures; and
f.
otherwise supervise the administration of the Plan.

The Administrator may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Administrator or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Administrator or such person may have under the Plan. All interpretations and decisions of the Administrator shall be binding on all persons, including the Company and the Participants. No member of the Board or the committee administering the Plan or any individual exercising administrative authority with respect to the Plan shall be liable for any action or determination made in good faith with respect to the Plan or any Option granted hereunder.

2.
Offerings. The Company shall make one or more Offerings to eligible employees to purchase Shares under the Plan consisting of a series of Purchase Periods. Unless otherwise determined by the Administrator, each

Purchase Period shall have a duration of six (6) months, with new Purchase Periods commencing on such dates as established by the Administrator (or its delegate). Prior to the commencement of any Purchase Period, the Administrator (or its delegate) may, in its discretion, designate a different period for any Purchase Period, including by changing the duration, start date or end date for any Purchase Period, provided that no Purchase Period shall exceed twenty-seven (27) months in duration.
3.
Eligibility.
(a)
Unless otherwise determined by the Administrator, all individuals classified as employees on the payroll records of the Company and each Designated Subsidiary and who are customarily employed for more than five (5) months in any calendar year are eligible to participate in any one or more of the Offerings under the Plan. For the sake of clarity, an employee is customarily employed for more than five (5) months in any calendar year if the expectation of their position is that they will be employed for more than five (5) months in such calendar year (and not that their tenure has been for more than five (5) months in such calendar year).
(b)
Notwithstanding any other provision herein, individuals who are not contemporaneously classified as employees of the Company or a Designated Subsidiary for purposes of the Company’s or applicable Designated Subsidiary’s payroll system are not considered to be eligible employees of the Company or any Designated Subsidiary and shall not be eligible to participate in the Plan. Unless otherwise determined by the Administrator in its discretion (or its delegate), in the event any such individuals are reclassified as eligible employees of the Company or a Designated Subsidiary for any purpose, including, without limitation, common law or statutory employees, by any action of any third party, including, without limitation, any government agency, or as a result of any private lawsuit, action or administrative proceeding, such individuals shall, notwithstanding such reclassification, remain ineligible for participation, unless such individuals are required to be eligible to participate in the Plan pursuant to applicable law. Notwithstanding the foregoing, participation in the 423 Component of the Plan shall neither be permitted nor be denied contrary to the requirements of the Code.
4.
Participation.

An eligible employee may participate in an Offering by submitting an enrollment form (which may be in electronic format) to his or her appropriate payroll location no earlier than forty-five (45) days before the Offering Date for the next Purchase Period and no later than seven (7) days before such Offering Date, unless a different deadline is established by the Administrator (or its delegate). The enrollment form shall:

a.
state a whole percentage or the amount to be deducted from an eligible employee’s Compensation per pay period (as set forth in Section 5);
b.
authorize the Company to make such deductions from the eligible employee’s Compensation in accordance with the employee’s instructions;
c.
authorize the purchase of Shares in each Purchase Period in accordance with the terms of the Plan; and
d.
incorporate the requirements set forth in Section 26.

An eligible employee who does not enroll in accordance with these procedures shall be deemed to have waived the right to participate. Each Participant shall be required to file a new enrollment form prior to the commencement of each Purchase Period under the Plan, provided he or she remains eligible, pursuant to the requirements set forth in this Section 4, unless the Administrator (or its delegate) determines that Participant's deductions and purchases shall continue at the same percentage of amount of Compensation for future Purchase Periods absent a new enrollment form (subject to a Participant's withdrawal from the Plan (in accordance with Section 7) or termination of employment (in accordance with Section 21). Notwithstanding the foregoing, participation in the 423 Component of the Plan shall neither be permitted nor be denied contrary to the requirements of the Code.

5.
Employee Contributions. Each eligible employee may authorize payroll deductions at a minimum of one percent (1%) and up to a maximum of ten percent (10%) of such employee’s Compensation for each pay period. The Company shall maintain book accounts showing the amount of payroll deductions made by each Participant for each Purchase Period. No interest shall accrue or be paid on payroll deductions, except as may be required by applicable law. If payroll deductions for purposes of the Plan are prohibited or otherwise problematic under applicable law (as determined by the Administrator (or its delegate) in its discretion), the Administrator (or its delegate) may require Participants to contribute to the Plan by such other means as determined by the Administrator (or its delegate). Any reference to “payroll deductions” in this Section 5 (or in any other section of the Plan) shall similarly cover contributions by other means made pursuant to this Section 5.
6.
Deduction Changes. Except as may be determined by the Administrator (or its delegate) in advance of a Purchase Period, a Participant may not increase or decrease his or her payroll deduction percentage during any Purchase Period, but may increase or decrease his or her payroll deduction percentage with respect to the next Purchase Period (subject to the limitations of Section 5) by filing a new enrollment form no earlier than forty-five (45) days before the Offering Date for such Purchase Period and no later than seven (7) days before such Offering Date, unless a different deadline is be established by the Administrator (or its delegate). The Administrator (or its delegate) may, in advance of any Purchase Period, establish rules permitting a Participant to increase, decrease or terminate his or her payroll deduction during a Purchase Period.
7.
Withdrawal. A Participant may withdraw from participation in the Plan or a Purchase Period by delivering a written notice of withdrawal to the Company in accordance with such procedures as may be established by no later than forty (40) days prior to the end of a Purchase Period, unless a different deadline or window is established by the Administrator (or its delegate). The Participant’s withdrawal shall be effective as of the next business day. Following a Participant’s withdrawal, the Company shall as soon as practically possible refund such individual’s entire account balance under the Plan (without interest) to him or her (after payment for any Shares purchased before the effective date of withdrawal). Partial withdrawals are not permitted. Such an employee may not begin participation again during the remainder of the Purchase Period, but may enroll in a subsequent Purchase Period by submitting a new enrollment form in accordance with Section 4.
8.
Grant of Options.
(a)
On each Offering Date, each eligible employee who is then a Participant in the Plan shall receive an option (“Option”) to purchase on the last trading day of a Purchase Period (the “Exercise Date”), at the Option Price hereinafter provided for, the lower of (a) a number of Shares determined by dividing such Participant’s accumulated payroll deductions (without interest) on such Exercise Date by the Option Price (as defined herein) and (b) such maximum number of Shares as shall have been established by the Administrator in advance of the Offering (which, if no maximum is established in advance of any Purchase Period, shall be 600 Shares); provided, however, that such Option shall be subject to the limitations set forth below. Each Participant’s Option shall be exercisable only to the extent of such Participant’s accumulated payroll deductions (without interest) on the Exercise Date (with payroll deductions withheld in a currency other than U.S. dollars converted into U.S. dollars using such exchange ratio as the Administrator (or its delegate) may establish in its good faith discretion). Unless otherwise determined by the Administrator in advance of a Purchase Period, the purchase price for each Share purchased under each Option (the “Option Price”) shall be eighty-five percent (85%) of the Fair Market Value of the Shares on the Offering Date or the Exercise Date, whichever is less.
(b)
Notwithstanding the foregoing, no Participant may be granted an Option hereunder if such Participant, immediately after the Option was granted, would be treated as owning Shares possessing five percent (5%) or more of the total combined voting power or value of all classes of shares of the Company or any Parent or Subsidiary. For purposes of the preceding sentence, the attribution rules of Section 424(d) of the Code shall apply in determining the share ownership of a Participant, and all Shares which the Participant has a contractual right to purchase shall be treated as Shares owned by the Participant.

(c)
No Participant may be granted an Option under the 423 Component which permits his or her rights to purchase Shares under the Plan, and any other employee share purchase plan of the Company and its Designated Subsidiaries, to accrue at a rate which exceeds twenty-five thousand U.S. dollars (US$25,000) of the fair market value of such Shares (determined on the applicable Offering Date) for each calendar year in which the Option is outstanding at any time. The purpose of the limitation in the preceding sentence is to comply with Section 423(b)(8) of the Code and shall be applied taking Options into account in the order in which they were granted.
9.
Exercise of Option and Purchase of Shares. Each employee who continues to be a Participant in the Plan on the Exercise Date shall be deemed to have exercised his or her Option on such date and shall acquire from the Company such number of whole Shares reserved for the purpose of the Plan as his or her accumulated payroll deductions (without interest and converted from the applicable currency to U.S. dollars in the manner described in Section 8(a), if applicable) on such date will purchase at the Option Price, subject to the limitations set forth in Section 8 and any other limitations contained in the Plan. Unless otherwise determined by the Administrator (or its delegate), any amount remaining in a Participant’s account at the end of a Purchase Period solely by reason of the inability to purchase a fractional Share shall be refunded to the Participant as soon as practically possible after the completion of the Purchase Period.
10.
Issuance of Certificates. Shares purchased under the Plan shall be registered only in the name of the employee or in the name of a broker authorized by the employee to be his, her or their, nominee for such purpose in the manner permitted by the Company. The Company will not be required to deliver any certificates evidencing Shares and instead such Shares may be recorded in the books of the Company (or, as applicable, its transfer agent or stock/share plan administrator).
11.
Definitions. For the purposes of the Plan, the following terms shall be defined as set forth below:
a.
“Affiliate” means any entity that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the Company.
b.
“Compensation” means the amount of base compensation (including base salary and other base pay) paid to the employee; provided that the Administrator (or its delegate) may in its discretion, prior to the commencement of a Purchase Period, add additional components of Compensation to be deducted from payroll in a particular jurisdiction or jurisdictions, subject to applicable law in such jurisdiction or jurisdictions.
c.
“Designated Subsidiary” means any present or future Subsidiary or Affiliate that has been designated by the Administrator (or its delegate) to participate in the Plan. The Administrator (or its delegate) may so designate any Subsidiary or Affiliate, or revoke any such designation, at any time and from time to time, either before or after the Plan is approved by the shareholders, and may further designate such companies or Participants as participating in the 423 Component or the Non-423 Component. The Administrator (or its delegate) may also determine which eligible employees may be excluded from participation in the Plan, to the extent consistent with Section 423 of the Code or as implemented under the Non-423 Component, and determine which Designated Subsidiaries shall participate in separate Offerings (to the extent that the Company makes separate Offerings). For purposes of the 423 Component, only the Company and its Subsidiaries that are taxed as corporations under the Code may be Designated Subsidiaries; provided, however, that, at any given time, a Subsidiary that is a Designated Subsidiary under the 423 Component shall not be a Designated Subsidiary under the Non-423 Component.
d.
“Fair Market Value” per Share means, as of any date, the value of Shares determined as follows: (i) if the Ordinary Shares are not then listed on a national securities exchange or traded in an over-the-counter market, such value as the Administrator, in its sole discretion, shall determine; (ii) if the Ordinary Shares are then traded on a national securities exchange, the closing sales price per Ordinary Share on the national securities exchange, on which the Ordinary Shares are principally traded, for the last preceding date on which there was a sale of such Ordinary Shares on such exchange; or (iii) if the Ordinary Shares are then traded in an over-the-counter market, the average of the closing bid and asked prices for the Ordinary Shares in such over-the-counter market for the last preceding date on which there was a sale of such Ordinary Shares in such market.

e.
“Offering” means the grant of Options to purchase Shares under the 423 Component or the Non-423 Component of the Plan to eligible individuals under terms approved by the Administrator.
f.
“Offering Date” means the first trading day of each Purchase Period.
g.
“Ordinary Shares” means shares of ordinary shares, par value £0.01 per share, of the Company.
h.
“Parent” means a “parent corporation” with respect to the Company, as defined in Section 424(e) of the Code.
i.
“Participant” means an individual who is eligible to participate in the Plan as determined in Section 3 and who has complied with the provisions of Section 4.
j.
“Purchase Period” means the duration of an Offering as established by the Administrator and described in Section 2.
k.
“Subsidiary” means a “subsidiary corporation” with respect to the Company, as defined in Section 424(f) of the Code.
12.
Rights on Termination of Employment.
(a)
If a Participant’s employment terminates for any reason before the Exercise Date for any Purchase Period, the balance in the Participant’s account shall be refunded as soon as practically possible after the date of termination to such Participant or, in the case of such Participant’s death, to his or her designated beneficiary, as if such Participant had withdrawn from the Plan under Section 7.
(b)
Unless otherwise determined by the Administrator, a Participant shall be deemed to have terminated employment, for this purpose, if (i) the corporation that employs him or her, having been a Designated Subsidiary, ceases to be a Subsidiary, (ii) the employee is transferred to any corporation other than the Company or a Designated Subsidiary or (iii) the employee transfers employment between, or terminates employment with an immediate rehire (with no break in service) by, the Company or a Designated Subsidiary. If a Participant transfers (in a manner that does not result in a termination of employment under the Plan) from an Offering under the 423 Component to an Offering under the Non-423 Component, the exercise of the Participant’s Option shall be qualified under the 423 Component only to the extent that such exercise complies with Section 423 of the Code. If a Participant transfers from an Offering under the Non-423 Component to an Offering under the 423 Component, the exercise of the Participant’s Option shall remain non-qualified under the Non-423 Component. An employee shall not be deemed to have terminated employment for this purpose if the employee is on an approved leave of absence for military service or sickness or for any other purpose approved by the Company, so long as the employee’s right to reemployment is guaranteed by a statute, by contract or under the policy pursuant to which the leave of absence was granted, or if the Administrator otherwise provides in writing.
(c)
If a Participant ceases to be employed by the Company or any Designated Subsidiary for any reason whatsoever (including as a result of being wrongfully or unfairly dismissed) he or she shall not be entitled, and by participating in the Plan he or she shall be deemed to have waived any possible entitlement, to any sum or benefit accrued or in prospect as a result of that participation and no such loss or curtailment shall form part of any claim for damages for breach of the Participant’s contract of employment or compensation for dismissal or any other claim whatsoever.
13.
Special Rules and Sub-Plans. Notwithstanding anything herein to the contrary, the Administrator may adopt special rules or sub-plans applicable to the employees of a particular Designated Subsidiary, whenever the Administrator determines that such rules are necessary or appropriate for the implementation of the Plan in a jurisdiction where such Designated Subsidiary has employees, regarding, without limitation, eligibility to participate in the Plan, handling and making of payroll deductions or contributions by other means, establishment of bank or trust accounts to hold payroll deductions, payment of interest, conversion of local currency, obligations to pay payroll tax, withholding procedures and handling of share issuances, any of which may vary according to applicable requirements; provided that, a delegate of the Administrator may adopt special rules or sub-plans applicable to the employees of a particular Designated Subsidiary where such rules or sub-plans are necessary to comply with applicable law; provided, further, that, if such special rules or sub-plans are inconsistent with the requirements of Section 423(b) of the Code, the employees subject to such special rules or sub-plans will participate in the Non-423 Component.

14.
Optionees Not Shareholders. Neither the granting of an Option to a Participant nor the deductions from his or her pay shall constitute such Participant a holder of the Shares covered by an Option under the Plan until such Shares have been purchased by and issued to him or her. No Participant shall have voting rights in Shares that he or she may purchase until such Shares have actually been purchased and issued by the Participant.
15.
Rights Not Transferable. Rights under the Plan are not transferable by a Participant other than by will or the laws of descent and distribution, and are exercisable during the Participant’s lifetime only by the Participant.
16.
Application of Funds. All funds received or held by the Company under the Plan may be combined with other corporate funds and may be used for any corporate purpose.
17.
Adjustment in Case of Changes Affecting Shares and Transactions.
(a)
If any change is made in the Shares, or subject to any Option under the Plan, without the receipt of consideration by the Company (through merger, consolidation, amalgamation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), the Plan shall be appropriately adjusted in the class(es) and maximum number of Shares subject to the Plan and the share limitation subject to Section 8, if any, and the outstanding Options shall be appropriately adjusted in the class(es), number of Shares, Option Price and share limitations of such outstanding Options. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. The conversion of any convertible securities of the Company shall not be treated as a transaction that does not involve the receipt of consideration by the Company.
(b)
Without limitation on the preceding provisions, in the event of any corporate transaction (as described in Section 424 of the Code), the Board may make such adjustment it deems appropriate to prevent dilution or enlargement of rights in the number and class of Shares which may be delivered under the Plan, in the number, class of or Option Price available for purchase under the Plan and in the number of the Shares which an employee is entitled to purchase and any other adjustments it deems appropriate. Without limiting the Board’s authority under the Plan, in the event of any transaction, the Board may elect to have the Options hereunder assumed or such Options substituted by a successor entity, to terminate all outstanding Options, either prior to their expiration or upon completion of the purchase of Shares on the next Exercise Date, to shorten the Offering by setting a new Exercise Date or to take such other action deemed appropriate by the Board.
18.
Amendment of the Plan. The Administrator may at any time and from time to time amend the Plan in any respect, except that, without the approval within twelve (12) months of such action by the shareholders, no amendment shall be made increasing the number of Shares approved for the Plan or making any other change that would require shareholder approval in order for the Plan, as amended, to qualify as an “employee stock purchase plan” under Section 423(b) of the Code.
19.
Insufficient Shares. If the total number of Shares that would otherwise be issued on any Exercise Date plus the number of Shares issued under previous Purchase Periods under the Plan exceeds the maximum number of Shares issuable under the Plan, the Shares then available shall be apportioned among Participants in proportion to the amount of payroll deductions accumulated (without interest) on behalf of each Participant that would otherwise be used to purchase Shares on such Exercise Date.
20.
Equal Rights and Privileges. Notwithstanding any provision of the Plan to the contrary, and in accordance with Section 423 of the Code, all eligible employees who are granted Options under the 423 Component of the Plan shall have the same rights and privileges.
21.
Termination of the Plan. The Plan may be terminated at any time by the Board. Upon termination of the Plan, all amounts in the accounts of Participants shall be refunded as soon as practically possible.

22.
Governmental Regulations. The Company’s obligation to sell and deliver Shares under the Plan is subject to obtaining all governmental approvals required in connection with the authorization, issuance, or sale of such Shares.
23.
Governing Law. The Plan and all Options and actions taken thereunder shall be governed by, and construed in accordance with, the laws of the State of New York, applied without regard to conflict of law principles.
24.
Issuance of Shares. Shares may be issued upon exercise of an Option from authorized but unissued Shares, from Shares held in the treasury of the Company, or from any other proper source.
25.
Tax Withholding. Participation in the Plan is subject to any minimum required tax withholding on income of the Participant in connection with the Plan. Each Participant agrees, by entering the Plan, that the Company and its Subsidiaries shall have the right to deduct any such taxes from any payment of any kind otherwise due to the Participant, including Shares issuable under the Plan. For this purposes “tax” shall mean Federal, state and local taxes and social security taxes in the US, and their equivalent in any other jurisdiction, for which a Participant is liable by reason of the acquisition, holding or disposal of Shares under the Plan or the receipt of any other benefit in connection with it and which the Company or any Subsidiary is liable to account for on the Participant’s behalf.
26.
Notification Upon Sale of Shares. Each Participant agrees, by entering the 423 Component of the Plan, to provide, if requested by the Company, prompt notice of any disposition of Shares purchased under the Plan where such disposition occurs within two years after the date of grant of the Option pursuant to which such Shares were purchased or within one year after the date such Shares were purchased.
27.
Data Protection. The Participant acknowledges that the participation in the Plan entails the processing of the Participant’s personal data by the Company and its Affiliates, trustees or third parties service providers; as well as sharing such personal data with public authorities in territories which may be outside the country of residence of the Participant, such as the United States of America and Guernsey. Such processing activities shall be carried out for the purposes of executing the Plan and in accordance with Amdocs’ Employee Privacy Notice as available to the Participant at Amdocs’ Portal.
28.
Effective Date and Approval of Shareholders. The Plan shall, subject to shareholder approval in accordance with applicable law, take effect upon the filing of a Form S-8 Registration Statement with the Securities and Exchange Commission for the Shares offered under the Plan.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

AMDOCS LIMITED

January 30, 2026

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement, Proxy Card

are available at www.astproxyportal.com/ast/01181

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

Please detach along perforated line and mail in the envelope provided.

AMDOCS’ BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF THE
DIRECTOR NOMINEES

AND A VOTE “FOR” PROPOSALS 2, 3, 4 AND 5.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE
IN BLUE OR BLACK INK AS

SHOWN HERE ☒

1. ELECTION OF DIRECTORS:	FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
Eli Gelman	☐	☐	☐	2.	To approve an amendment to the Amdocs Limited 2023 Employee Share Purchase Plan to increase the number of ordinary shares reserved for issuance thereunder by 2,200,000 shares (Proposal II).	☐	☐	☐
Robert A. Minicucci	☐	☐	☐
Adrian Gardner	☐	☐	☐
Rafael de la Vega	☐	☐	☐
John A. MacDonald	☐	☐	☐
Yvette Kanouff	☐	☐	☐	3.	To approve an increase in the dividend rate under our quarterly cash dividend program from $0.527 per share to $0.569 per share (Proposal III).	☐	☐	☐
Sarah Ruth Davis	☐	☐	☐
Amos Genish	☐	☐	☐
Véronique Morali	☐	☐	☐
Shuky Sheffer	☐	☐	☐
				4.	To approve our Consolidated Financial Statements for the fiscal year ended September 30, 2025 (Proposal IV).	☐	☐	☐

5.

To ratify and approve the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2026, and until the next annual general meeting, and authorize the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services (Proposal V).

						☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Our shareholders will also act on such other business as may properly come before the annual general meeting.

The Board of Directors has fixed the close of business on December 2, 2025 as the record date for the determination of our shareholders entitled to notice of, and to vote on the matters proposed at, the annual general meeting and any adjournments thereof.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

AMDOCS LIMITED

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints each of Eli Gelman and Michal Topolski and Matthew Smith and Zvi Joseph as Proxies, each with the power to appoint his or her substitute, and hereby authorizes each of them to represent and vote, as designated on the reverse side, all Ordinary Shares of Amdocs Limited (the “Company”) held of record by the undersigned on December 2, 2025, at the annual General Meeting of shareholders to be held on January 30, 2026 or any adjournment thereof.

(CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

AMDOCS LIMITED

January 30, 2026

PROXY VOTING INSTRUCTIONS

INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM EST the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.
IN PERSON - You may vote your shares in person by attending the Annual Meeting.

COMPANY NUMBER
ACCOUNT NUMBER

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, Proxy Statement, Proxy Card
are available at www.astproxyportal.com/ast/01181

i Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the internet. i

AMDOCS’ BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF THE DIRECTOR NOMINEES

AND A VOTE “FOR” PROPOSALS 2, 3, 4 AND 5.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR
BLACK INK AS

SHOWN HERE ☒

1. ELECTION OF DIRECTORS:	FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
Eli Gelman	☐	☐	☐	2.	To approve an amendment to the Amdocs Limited 2023 Employee Share Purchase Plan to increase the number of ordinary shares reserved for issuance thereunder by 2,200,000 shares (Proposal II).	☐	☐	☐
Robert A. Minicucci	☐	☐	☐
Adrian Gardner	☐	☐	☐
Rafael de la Vega	☐	☐	☐
John A. MacDonald	☐	☐	☐
Yvette Kanouff	☐	☐	☐	3.	To approve an increase in the dividend rate under our quarterly cash dividend program from $0.527 per share to $0.569 per share (Proposal III).	☐	☐	☐
Sarah Ruth Davis	☐	☐	☐
Amos Genish	☐	☐	☐
Véronique Morali	☐	☐	☐
Shuky Sheffer	☐	☐	☐	4.	To approve our Consolidated Financial Statements for the fiscal year ended September 30, 2025 (Proposal IV).	☐	☐	☐

5.

To ratify and approve the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2026, and until the next annual general meeting, and authorize the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services (Proposal V).

						☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Our shareholders will also act on such other business as may properly come before the annual general meeting.

The Board of Directors has fixed the close of business on December 2, 2025 as the record date for the determination of our shareholders entitled to notice of, and to vote on the matters proposed at, the annual general meeting and any adjournments thereof.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

By:	/s/ Matthew E. Smith
	Name:	Matthew E. Smith
	Title:	Secretary and Authorized Signatory

Date: December 16, 2025